[American Axle & Manufacturing, Inc.]
November 5, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention: J. Nolan McWilliams
                   Division of Corporation Finance

Re:	American Axle & Manufacturing, Inc.
American Axle & Manufacturing Holdings, Inc.
Registration Statement on Form S-3
File No. 333-162550 and File No. 333-162550-01
Request for Acceleration of Effective Date
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Axle & Manufacturing, Inc. and American Axle & Manufacturing Holdings, Inc. (together, the “Company”) hereby request that the effective date of the above-referenced registration statement be accelerated so that the registration statement will become effective at 11:00 a.m., Eastern Standard Time, on November 9, 2009, or as soon as practicable thereafter.
In making this request, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your assistance in this matter. If you need additional information, please contact me.

Very truly yours,

AMERICAN AXLE & MANUFACTURING, INC.
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

By: Name:	/s/ Michael K. Simonte Michael K. Simonte
Title:	Executive Vice President —
Finance & Chief Financial Officer

cc:	Lisa L. Jacobs, Esq.